Exhibit 99.62

ImmunoPrecise Increases Financing to $2.3 Million and Makes Payment in Respect of Deferred Purchase Price for IPA Europe and Immulease

VICTORIA, May 8, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF) is pleased to announce that it has increased its previously announced (see news release dated April 24, 2020) non-brokered private placement financing of 10% convertible debentures from CAD$2,000,000 to CAD$2,300,000.

The debentures will continue to be unsecured, bear interest at a rate of ten percent (10%) per year, payable annually, and are due two years from the date of issue (which may be repaid early at the option of the Company). The principal amount of the debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $0.85 per share.

The Company may force convert the principal amount of the debentures at CAD$0.85 per share if the average closing price is equal to or greater than CAD$1.50 for 20 trading days. In order to exercise this right, the Company must issue a news release announcing its intention to exercise this right within 10 business days after the end of the particular 20-day period.

Closing of the offering is subject to acceptance of the TSX Venture Exchange.

Deferred Purchase Price for IPA Europe and Immulease

The Company also announces that it has issued shares and made payment in respect of the deferred purchase price for its wholly owned subsidiary ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”) and its sister entity Immulease B.V. (“Immulease”), acquired in 2018.

The share issuance and cash payments were made in respect of the second deferred payment due for IPA Europe and Immulease. The Company paid €335,555 in cash, and issued 664,153 common shares also valued at €335,555 based on a price of C$0.77 per share, being the closing price for the Company’s shares on April 30, 2020 and converted to euros based on the daily exchange rate quoted by the Bank of Canada for the 10 prior business days. The shares issued are subject to a four month and one day hold period under applicable Canadian securities laws

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com. There is no assurance that ImmunoPrecise will be successful in the development of a vaccine and/or therapeutic against the new coronavirus.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”,

“intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:51e 08-MAY-20